Exhibit 12.1

DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Six Months Ended June 30,	For the Fiscal Years
	2013	2012	2011	2010	2009
Calculation of fixed charges ratio:
Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$462	$978	$925	$821	$868

Add/(deduct):
Fixed charges	73	142	131	147	265
Amortization of capitalized interest	2	3	2	2	2
Capitalized interest	(1)	(2)	(2)	(3)	(8)
Total earnings available for fixed charges	$536	$1,121	$1,056	$967	$1,127

Fixed charges:
Interest expense	$65	$125	$114	$128	$243
Capitalized interest	1	2	2	3	8
Interest component of rental expense(1)	7	15	15	16	14
Total fixed charges	$73	$142	$131	$147	$265

Ratio of earnings to fixed charges	7.4x	7.9x	8.1x	6.6x	4.3x

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(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.